

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Karen Yan, Esq.
Latham & Watkins LLP
26th Floor, Two ifc
8 Century Boulevard
Shanghai 200120
People's Republic of China

> Re: **Noah Education Holdings Ltd.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed June 9, 2014**
> **File No. 005-83602**

Dear Ms. Yan:

We have reviewed your filing and have the following comments.

<u>Letter to Shareholders</u>

1.   We note your revisions in response to prior comments 3 and 5. The definition of "unaffiliated shareholders and unaffiliated ADS holders" disclosed here includes the "<u>Consortium</u> and the directors and officers of the Company. The definition appearing on page 13 includes the "<u>Buyer Group</u> and the directors and officers of the Company." Please reconcile.

<u>Material U.S. Federal Income Tax Consequences, page 21</u>

2.   Please expand your revisions added in response to prior comment 7 to clarify who would and would not be subject to the "adverse" tax consequences you note. For example, would unaffiliated holders of shares and ADSs be taxed at a higher rate than those holders rolling over their shares and ADSs?

<u>Background of the Merger, page 34</u>

3.   We note that you substituted the term "discussions" for "presentations" in response to prior comment 10. Please note that we believe even the "oral discussions" in your response may be required to be disclosed by Item 1015 of Regulation M-A, provided all requirements of that item are met. Please provide your analysis as to whether the "discussions" to which you refer are required to be disclosed in a manner consistent

Karen Yan, Esq.
Noah Education Holdings Ltd.
June 13, 2014
Page 2

with our prior comment. We note, for example, that your disclosure indicates the context in which the "discussions" took place involved the fairness of the merger agreement.

Certain Financial Projections, page 57

4.	We note your revisions in response to prior comment 9. With a view toward clarified disclosure, please tell us what you mean by the statement that the projections are "reasonable" based on the long-term views of the Company. For example, notwithstanding the results for the quarter ended December 31, 2013, do you believe the projections provided to the financial advisor were and continue to be materially accurate and consistent with the expected operations of the Company?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact me at (202) 551-3641, or in my absence, Perry Hindin, Special Counsel, at (202) 551-3444, with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions